Exhibit (a)(5)(WW)

Düsseldorf, March 26, 2007

Ad hoc Announcement

Regards: Offer price for Endesa

E.ON raises offer price for Endesa to €40.00 per share/ADR

As part of its ongoing takeover offer for Endesa S.A., E.ON AG is raising its offer price to €40.00 per share or ADR. In addition, E.ON will exercise all legal options against the action taken by Enel and Acciona, which the CNMV, Spain’s securities regulator, has already declared to be illegal.

Under the decision announced by the CNMV on Friday, the deadline for accepting E.ON’s offer in Spain has been extended to April 3, 2007.

The acceptance period for E.ON’s offer in the U.S. has been extended to April 6, 2007, midnight (local time New York).

E.ON AG E.ON-Platz 1 40479 Düsseldorf Deutschland / Germany
ISIN:	DE0007614406 (DAX)
WKN:	761440
Listed:	Amtlicher Markt in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, München und Stuttgart; Eurex; New York

- End of ad hoc announcement - March 26, 2007

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211-45 79-4 53.